FORM 6-K

                           SECURITIES AND EXCHANGE COMMISSION

                                  Washington,  D.C.  20549

                                Report of a Foreign Issuer
                           Pursuant to Rule 13a-16 or 15d-16 of
                             the Securities Exchange Act of 1934

                    For the month(s) of: January 1, 1997 to December 31, 1997

                                NEWCOURT CREDIT GROUP INC.

                                BCE Place, 181 Bay Street
                                 Suite 3500, P.O. Box 827
                                     Toronto, Ontario
                                       Canada, M5J 2T3

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

		Form 20-F	/ /			Form 40-F	   /X/

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

		Yes	/ /				No		    /X/

 [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)]

		82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 8,1999

NEWCOURT CREDIT GROUP INC.


By: John P. Stevenson
Corporate Secretary



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CONTACT:  Jeffery D. Simon                      Daniel A. Jauernig
          Senior Vice President,                President, Newcourt Services'
          Investor Relations                    and Chief Financial Officer
          The CIT Group, Inc.                   Newcourt Credit Group Inc.
          (973) 535-5911                        (973) 606-3799
          www.citgroup.com                      www.newcourt.com


CIT AND NEWCOURT TO COMBINE IN $9 BILLION STOCK TRANSACTION

WILL CREATE LARGEST PUBLICLY-HELD COMMERCIAL
FINANCING COMPANY


     LIVINGSTON, NJ, March 8, 1999 - The CIT Group, Inc. (NYSE: CIT) of Livingston, New Jersey, today announced that it will acquire Newcourt Credit Group Inc. (NYSE: NCT; TSE: NCT), with headquarters in Toronto, Canada and Parsippany, New Jersey, in an exchange of stock valued at approximately $9 billion. The transaction will create the largest publicly-owned company in the commercial finance industry, with leadership positions across a diverse range ofindustry segments, a strong balance sheet and combined managed assets of approximately $50 billion.

     Under the terms of the transaction, 0.92 shares of CIT will be exchanged for each outstanding share of Newcourt common stock. Albert R. Gamper, Jr., President and CEO of CIT, will become Chairman of the Board and will remain Chief Executive Officer. Steven K. Hudson, Newcourt's President and Chief Executive Officer, will be The CIT Group's President and a member of the Board of Directors. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close during the third quarter of 1999.

     Mr. Gamper and Mr. Hudson said in a joint statement, "The strategic logic of this transaction is clear: it combines two companies with exceptionally strong credit cultures that together can deliver high-quality, sustainable growth at increased margins and, in turn, build significant shareholder value."



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     Mr. Gamper said, "This is a bold and transforming transaction for CIT, combining our extensive management experience and 'best in class' credit capabilities with Newcourt's innovative, entrepreneurial spirit and superior 'second to none' origination platforms. Newcourt has well-established vendor financing relationships in a range of high-growth industries with companies such as Dell, Lucent, Snap-On Tools and Western Star, superior front-end, technology-driven credit systems and excellent acquisition integration experience."

     Mr. Hudson said, "This is an excellent transaction for Newcourt shareholders and vendor partners. It meets our strategic objectives of continuing to support the extraordinary growth of our vendor partners and achieving a lower cost of capital. With a 'fortress' balance sheet and a clear recognition of the value of our vendor relationships, CIT is exactly the kind of partner we've been looking for. Combined with CIT, we will be able to service our vendor partners and other customers better than even before."

     "The synergies in this combination are tremendous. They include complementary business lines, improved funding costs and a more diverse business mix. This transaction is driven by the considerable growth opportunities it creates and we expect to realize cost savings with overall expected synergies of $150 million," said Mr. Hudson.

     Mr. Gamper said, "Over the past eleven years, our goals at CIT have been to increase profitability, returns and growth. I believe this transaction will provide improvement to all three. In addition, I am confident that the combination of Newcourt and CIT will receive strong credit ratings."

     "CIT will benefit from scale, diversification and balance sheet. It will have a very strong marketing presence in North America and Western Europe and a broad business segment mix with strategically focused businesses," concluded Mr. Gamper.

     The CIT Group, founded in 1908, will have more than $50 billion in managed assets, $2.2 billion in revenues and more than $500 million in after-tax earnings on a combined basis. At year-end 1998, The CIT Group had more than $26 billion in managed assets and reported net income of $338.8 million and Newcourt had $23 billion in managed assets and reported net income of $198.2 million.

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CIT has 3200 employees and Newcourt employs 5000 people.  The CIT Group's stock will continue to be traded on the New York Stock Exchange under the symbol
"CIT" and will be listed on the Toronto Stock Exchange.

     Following the acquisition, which will be accounted for on a purchase basis, CIT shareholders will own 54% of the combined company and Newcourt shareholders will own 46%. The transaction also further broadens the public shareholder base of both companies. Upon the close of the transaction, the Dai-Ichi Kangyo Bank, CIT's largest shareholder, will own approximately 24% of the combined company, and CIBC and Nomura Securities, Newcourt's two largest shareholders, each will own approximately 5% and 6% respectively.

Following the close of the transaction, CIT's Board of Directors will have 20 members, including 11 directors from the current CIT Board and 9 directors from the current Newcourt Board.

     J.P. Morgan acted as financial advisor and provided a fairness opinion to CIT. Goldman Sachs and CIBC World Markets acted as financial advisors and provided fairness opinions to Newcourt.

     The combined company will have its principal offices in New Jersey. Completion of the merger is conditioned upon, among other things, customary regulatory and shareholder approvals.